SL GREEN REALTY CORP.
SL GREEN OPERATING PARTNERSHIP, L.P.
RECKSON OPERATING PARTNERSHIP, L.P.
c/o SL Green Realty Corp.
420 Lexington Avenue
New York, New York 10170

                            September 15, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Adam Turk
Re:	SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P. Registration Statement on Form S-4 (File No. 333-167793)

Ladies and Gentlemen:

SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P. (the “Registrants”) hereby request, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Registrant’s registration statement (the “Registration Statement”) on Form S-4 (File No. 333-167793) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern Time, on Friday, September 17, 2010, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to David Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrants, at (212) 735-3574 and that such effectiveness also be confirmed in writing.

The Registrants hereby acknowledge:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew S. Levine
By:	Andrew S. Levine
Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary